Filed by Zoran Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Oak Technology, Inc.

Commission File No.: 0-25298

Zoran Corporation/Oak Technology, Inc., Joint Conference Call, May 5, 2003, 10:00 am EST

Operator:                                              Good morning ladies and gentlemen.  Welcome to today’s conference call.  My name is Rob and I’ll be your operator.  Throughout this conference you’re phones will  be on listen-only mode if you require assistance of an operator at any time, please press star and an operator will be happy to help you.  At this time I’d like to turn the conference over to Ms. Bonnie McBride.  Ms. McBride, please begin.

Bonnie:                                                       Thank you.  Good morning everyone, and thank you for joining us today to discuss the merger agreement signed by Zoran and Oak Technology.  By now you should have received a copy of today’s press release.

On the line from Zoran today is Dr. Levy Gerzberg, chief executive officer, Karl Schnieder, chief financial officer, Camillo Martino chief operating officer, and Isaac Shenberg, senior vice president Business Development.

Joining us from Oak Technology is Young Sohn chairman and chief executive officer, and John Edmunds, chief financial officer.

Before we begin, I would like to remind you that during the course of this conference call we may make forward-looking statements regarding the consummation of the acquisition and, if consummated, its potential benefits and effects, including but not limited to any expectations that the transaction will be accretive and any expectations as to profitability of the combined company.

We wish to caution you that such statements are just predictions and actual results or events may differ materially.  We refer you to the documents that Zoran and Oak file from time to time with the SEC.  These documents contain important factors that could cause the combined company’s actual results to differ materially from those contained in our forward-looking statements.

I will now turn the call over to Dr. Levy Gerzberg.  Please go ahead.

Levy:                                                                  Thank you, Bonnie, and welcome everyone.  This is an exciting day for us as we announce what we believe is a very compelling and strategic merger.  We are going to keep our comments relatively brief because the goal of this call is to provide you, our shareholders, with the opportunity to have your questions answered. I will provide an overview of the merger and some of our expectations for the combined company and Young will talk to you about the synergies we expect to achieve.  Then we will open the call up for your questions.

For those of you who may not have seen the press release, here are the specifics:

Zoran and Oak have signed a definitive merger agreement.

Under the terms of the agreement, unanimously approved by the respective Boards of Directors, each outstanding share of Oak’s common stock will be exchanged for 0.2323 of a share of Zoran common stock and cash in an amount equal to $1.78. Outstanding options to purchase Oak stock will be assumed by Zoran.  Total cash and stock consideration represents $5.88 per share based on the closing stock prices on Friday, May 2 2003.  Total consideration is valued at $358 million including $100 million in cash.  Following the transaction, Zoran and Oak stockholders will own approximately 66.6 percent and 33.4 percent respectively, of the combined company, on a fully diluted basis.

The transaction is expected to be completed in the third quarter of 2003 and is subject to stockholder and regulatory approval.  Zoran expects the transaction to be accretive to the company’s earnings before amortization and goodwill by in the first half of 2004.

I will remain president and CEO of the combined company and the management teams of both companies, Zoran and Oak, will be combined to address the expanded opportunities created by the merger. The Board of Directors will consist of 6 members from Zoran Corporation and 3 members from Oak.

The combined companies will create a global leader in the digital consumer and digital imaging markets.  We will continue to address our respective target markets of DVD, HDTV, digital camera and printers.  However, as a result of the merger, we will now have some distinct advantages over the competition.

First, the combination of our proprietary leading edge technologies will enable us to accelerate our integration roadmap and take a leading role in the transition from analog to digital televisions.  In addition, our highly complementary customer bases should enable meaningful cross-selling opportunities as well as create new customer relationships for our respective products. As we leverage our technologies and integration expertise as well as existing customer relationships we can become the preferred supplier for our customers.  Going forward, we think these opportunities will accelerate both market share gains and revenue growth.

Speaking more specifically on the customer base, let me mention some of the leading OEMs we serve.  In its HDTV business for example, Oak sells to Thomson, Sony and Mitsubishi, to name a few.  In DVD, Zoran sells to three of the top five market share leaders: Samsung, Toshiba and Apex.  In digital imaging, some of Oak’s key customers include Hewlett Packard, Canon, and Lexmark, while Zoran’s largest digital camera OEMs are Samsung, Primax and Concord.  This merger creates compelling opportunities for the combined company, which will boast a world-class customer base of market share leaders.

On the financial side, we believe we can achieve synergies of $13 to 18 million annually.  Some of these savings include operational efficiencies such as improved wafer pricing, rationalization in corporate and division overhead, and, in common geographies, increased efficiency in our sales channels.  As a result of this transaction, our long term financial model targets gross margins in the range of 46 to 48 percent and operating margins before amortization of approximately 13 to 19 percent.

The new Zoran will emerge with a very solid balance sheet as well.  At the merger’s close expected during the third quarter 2003, we expect the company’s cash position to approach $200 million.

I am now pleased to turn the call over to Young for some additional comments and perspective.  Young?

Young:                                                         Thank you, Levy.

I will begin by reiterating Levy’s comments, in that we view this merger as an opportunity for both parties to contribute to making a creating a global leader in semiconductor and software solutions for the fast-growing consumer digital and imaging markets.  We believe that our combined technologies, products, customers and employees will further enhance our leadership position in the industry.

Today Oak holds 50 percent market share of merchant market share in HDTV.  Oak’s superior technology and outstanding customer base should enable Zoran to accelerate its digital TV roadmap and to address all segments of this high growth market opportunity. In the digital printing market, Oak holds the number one market share position in hardware and software solutions for printers, scanners, copiers and multi-function printers. Oak’s strong position with leading imaging customers compliments Zoran’s current camera product offering and should provide additional OEM co-selling opportunities for key accounts such as HP, Canon and Ricoh and many others.

The combined company will have global scale and infrastructure.  Our respective geographic strengths are highly complementary and together we will have a  strong presence in Japan, Korea the U.S. and Europe.  In addition the combined company will have a diversified revenue base by geography and product line.

Our leadership and market share in digital video recording, DVD, HDTV, digital cameras and printers creates a powerful position in key strategic digital consumer segments. Our combined resources enable us to accelerate product development and increase our time-to-market advantage.  We are committed to focusing on delivery of digital and software solutions that consumers are beginning to demand for all of their home entertainment and imaging devices.  We look forward to delivering on these opportunities.

We promised that our remarks would be short so now I will turn the call back to Levy.

Levy:                                                                  Thanks Young. We will be providing specific financial guidance at the time of the close of the merger.  Before we open the call for questions, I want to thank our shareholders, employees and customers for their ongoing support and commitment.

Operator:                                              Okay, thank you sir.  Ladies and gentlemen, if you wish to ask a question at this time, please key “*” then “1” on your touchtone phone.  To withdraw your questions “*” then “2.”  Once again “*” “1” to ask a question.

                                                Sir, your first question is from Rick Schaffer from CIBC.

Rick Shaffer:                             Thanks, guys.  Congratulations.  I’ve got a couple of questions.  First question is you guys highlighted a couple of times in the call, as a combined company, you guys are well positioned, obviously in DVD and HDTV.  Can you talk a little bit about the new opportunities you see out there, like new opportunities that you guys either one of you are applying now, like let’s say the broader set-top box market or the markets like that.

Young:                                                         Well, I think the first part, TV space is growing.  It’s a large opportunity for both combined companies.  But you know, Oak’s  has been playing in  high-end of high definition TV and there are large segments we have not played which it extend the definition TV that are growing Europe, China and other markets.  We believe that by the combination of the companies we can be able to expand our basis from a leading high-definition TV customer base to a large and full base of standard definition TV opportunities.

Rick:                                                                      Okay.  Any comment on set top box market in particular?

Young:                                                         Well, I think the . . . we have been playing with a set top box customer base but obviously the strength and combined company, the scale, the cost structure should enable us to move into set top box companies.  We already provide a set top box to companies to QMIX, Pace, Sony, Motorola and others that are receiving our products giants today.

Levy:                                                                  Hey, Rick, you know in addition to the set top box market, in the market that Young mentioned, especially the standard resolution TV, for instance, in China we believe that we have the very unique opportunity to provide solutions in the set top box market that we’ll provide more functions.  For instance, set top box functions, conventional functions in addition to DVD playback in the same box which will enable initially playback using a new business model of not only subsidized the set top box but also set top boxes that the consumers would be willing to pay for and later on we believe that this will expand to recordable DVD inside the set top box.  Another very exciting opportunity combined with the DVD.

Young:                                                         Maybe I’ll just give you the data points just so that you can see the size of opportunities that are expanding in front of us.  Oak’s perspective in high-definition TV we see around the 24 million units by 2006, primarily driven by U.S., Japan and the other markets.  The standard definition TV which is a more broader customer base, we expect about 300,000,000 units TV opportunities that are out there by combination of Zoran’s DVD player capability along with standard definition TV with think we’ll open up a broader market base of combined companies.

Rick:                                                                      Okay, great.  As a follow up to that, then talking about your digital imaging business, Young, you know, I guess I’m trying figure out how does that business fit into the long term strategy of the combined company.  Can you give us a little bit of background in terms what are the dynamics of the business.  I think it’s a little bit more profitable business but the growth rate may not match the rest of the company and things like that.

Young:                                                         Right.  So as you know, we been a number one supplier of software in the digital office equipment related business in the past and that business has been migrating into ink-jet base and multi-function base and they are moving more into digital home entertainment, in the homes.  As that happens, we expect the Zoran’s position and the digital camera position along with our printing capabilities with ink jets and multifunction printers to the complement with I think by the combination of the two, we can be able to provide a improved image and better product of printing capabilities then doing it alone.  So we see a potential synergy at home going forward but obviously the having of a customer base like Canon, Ricoh and others who to help us to accelerate our business.

Levy:                                                                  Okay.  So, furthermore and expanding on what Young says, we’re very excited about Oak’s capabilities in the digital printing area and Young said in the living room to enable a number of the direct printing from digital camera, using the very rich technology that Oak has in this area and in addition to it you can imagine one day direct printing from the DVD platform in the living room.  We have a very powerful edge in running input in the DVD player and the combination of this together with Oak software we can see a number of applications, exciting applications in the printing area.

Rick:                                                                      So, just to sum up, what should we think?  What’s a reasonable growth rate for that business if post the merger?

Young                                                            Well, I think our imaging business—Oak’s  perspective—we’ve been looking at high growth in the semiconductor space, and we are applying system on chip product line for ink jet and multifunction printers.  So, I think that part will find that market, our business growing 30% per year type of growth and in software growth it is more slower because we have a 6% market share worldwide and that market has been growing along 10% in your basis.

Rick:                                                                      Okay.  Last question I promise, guys.  We talked about, I guess I saw in the release and you talked on the call about the plans for Levy.  We know his role doesn’t change much post-merger.  What’s going to be the role for Young, for John, for Karl post-merger?

Levy:                                                                  Go ahead Young, discuss your role.

Young:                                                         Okay.  I think my role is to continue to support the merger of the company and the advisory role to the Levy so we can be able to successfully integrate and then post-merger and continue support that the . . . what we believe is very successful opportunity for both combined companies and then for the rest of the management team, I’ll let Levy make a comment on that.

Levy:                                                                  To answer your question, Karl Schneider will be the CFO of the combined company and John Edmund will have a senior position in the finance area in the company and possibly from other functions high-level position in some other support functions in the company.

Rick:                                                                      Okay, thanks a lot guys.

Levy                                                                     You’re welcome.

Operator:                                              Okay, thank you sir.  Your next question comes from Mr. Art Gray from Alexander Keys Investment.  Mr. Gray?  Okay, we’ll go to Kalpesh Kapadia from CE Unterberg Towbin.

Kalpesh:                                                 Hello?

Young:                                                         Hi Kalpesh.

Kalpesh:                                                 Congratulations, both of you.

Levy/Young:                          Thank you.

Kalpesh:          Quick question for you Levy about the merger, how many employees around the world and can you give us split between different geographies?

Levy:                 Well the total headcount in the company post-merger will be roughly 650 people combined and geographical this position would be in the roughly the headquarters in the Silicon Valley with a roughly 180 or so people.  In Boston, where Oak is today its imaging, digital imaging business we’ll have around 150 people.  In China, it could grow—Zoran is well positioned today, where now we have over 90 people and growing. As we see this area as a strong area for growth, with around 160 people in our design center in Haifa and then we have several areas of expertise in several locations in the world including Japan, Korea, Taiwan, Hong Kong, Toronto, England and Germany.  These are small either technical groups or very strong technical support groups.  So all in all, the combined organization will consist of 650 people roughly.

Kalpesh:                                                 And that is before the synergy?  That is just adding the two companies together, right?

Levy:                                                                  Yes, if you’re adding the two companies together and it does not take into account, this number that I tell you is today’s number, it doesn’t take into account additional people that we are planning on hiring in some territories in order to strengthen our support capabilities.

Kalpesh:                                                 Another question, you know, both new companies have significant IP in different areas and I know that Zoran has a small amount of royalty business and Oak does too.  Is there a plan for both of you to grow the royalty business going forward?

Levy:                                                                  You know the royalty business of the IP business is a strategic business at least for the Zoran side.  In the case of Oak, the imaging side, Oak generates a very nice profitable income from the software royalties but as a principal we see we will continue with this model strategic income at least for the IP business for Zoran and it’s a pretty steady business.

Young:                                                         Of course  you know that our software business for digital imaging, printing opportunity, is really embedded offering system for printers and therefore it generates a royalty base on the shipments of our customer base.

Levy:                                                                  And also Kalpesh, in addition to the fact that we’ve been licensing some of our IP to strategic partners, we’re leveraging this IP significantly in our company in the current areas of HDTV, in DVD and in the digital cameras we see happening in the hardware side of the digital printers and also the IP will enable us to get into other areas in the future.

Kalpesh:                                                 Right.  Young, are you going to have a board seat from the new company?

Young:                                                         We will have a part of the merger, there will be nine board members and the three board members represented from our side and we will be nominating our board members for the combined company.

Kalpesh:                                                 Last question, Karl for you.  I think Levy mentioned in his commentary the company will have $200 million in cash.  From my calculations, Zoran already had over $200 million in cash and Oak had about $18 million in cash and you think $100 million for the transaction in cash.  So can you walk me through, what will the cash position have post-merger?

Karl:                                                                       Yeah, Kalpesh, we expect it will be, I think Levy said approaching $200 million.  So we still have essentially almost two quarters of operations to go and in Zoran’s case, we expect that we will be generating cash in the second quarter and John, you want to comment on the prospects for Oak’s cash?

John:                                                                   Sure.  Kalpesh the simplest way to think about it is the $68 million that Oak had in cash at the end of March and if you add $30 million in proceeds from the SunPlus transaction, you come to a figure of $98 million.

Kalpesh:                                                 Right.

John:                                                                   And Oak was scheduled to use a small amount of that cash this quarter for operations and use for operations and it is on target or on schedule right now to be cash flow positive under the September timeframe.  So, that tells you that the majority of the $100 million cash here, if you want to think about it this way, is coming from the Oak balance sheet.

Kalpesh:                                                 Right.  Thank you and good luck.

John:                                                                   Thank you Kalpesh.

Operator:                                              Thank you, sir.  Your next question is from Eric Gomberg from Thomas Wisel Partners.

Eric:                                                                         Congratulations.  I was hoping you discuss on the $13 to $18 million costs savings, what percentage of that or what portion is coming from costs of goods sold and what you think is coming out of SG&A and R&D?

Karl:                                                                       Eric, we think, we’ll get more specific details as . . . after we close but we think that it’s going to be spread.  I would say there’s going to be some synergies in manufacturing operations that won’t be substantial.  There will be some fairly substantial synergies, cost synergies and corporate overhead and G&A.  Just the public company costs are not cheap.  So, it’s going to be spread quite broadly across the company.

Eric:                                                                         Should we anticipate any one time charges associated with the closing?

Karl:                                                                       At this time, there would probably be some in process R&D kind of charges.  It depends on the purchase price allocation that will be done by an independent appraiser as we close.

Eric:                                                                         Again, I’m realizing you’re not going to give more guidance for a couple of quarters.  Just in terms of your assumption for creation in the first half of ‘04, does that depend at all on any of these accelerated opportunities that you talked about or is it basically combining the companies and taking the costs out that gets you there?

Karl:                                                                       I think, based on current expectations, we believe that based on the synergies and the $13 to $18 million range we should see this transaction accretive in the first half and I would say those are all cost synergy.

Eric:                                                                         Fair enough.  Just one last question.  Just from where you’re sitting today, what do you all see as maybe the key risks of making this a successful merger going forward?

Levy:                                                                  Well, we know Eric, like every merger, the important thing is to combine the organizations effectively and efficiently, in fact, we view these as the main challenge integrating more geographies together.  But all in all, we knew that our competitive position will be better, will be stronger.  But we think that our competitive risk actually would go down as a result of this acquisition.

Young:                                                         I think  if I could add a comment there.  It is critical that we manage the transition period as we get to the merger and closing.  But in my view that, first of all, there are no overriding business segments to be pursued so basically that each company can continue to focus in what they need to work on.  On the top of that, we have the common customers in that we’re strengthening our position in front of our customers and therefore, I think that as an upside of being able to go after common customers base, yet being able to continued focused on product lines and opportunities and I believe both companies’ employees excited about the announcement as we unveil the partnership.

Eric:                                                                         Thanks and good luck.

Young:                                                         Thank you.

Operator:                                              Okay, thank you sir.  Your next question from Mark Carlon from Bear Stearns.

Mark:                                                                 Hello.

Young:                                                         Hello.

Mark:                                                                 Hi, it’s Bob Wright.  Mark is playing golf today, he’s out enjoying himself.  Listen, since I’m here, I just wanted to check, another words the guidance on the street roughly for Zoran for this year, at least for the street is little less than $200 million, I’m not looking for an exactitude $0.80 plus and then, what I’m saying about $100 million for Oak and basically give or take, let’s say a little bit of a loss, is there, before, I know you’re going to give guidance, but if, is there any reason that those numbers prior to the merger are in doubt?  Are we going to be like, “is this going to be a merger where we’re going to see a lot of ugliness and then take off some [inaudible]?  You know what I’m saying or is it pretty much business as we expected to be?

Karl:                                                                       Bob, I think at this point and time we expect this merger to be business as expected.

Bob:                                                                       Okay, in another words, like Oak is not going to be 8o and you’re not going to be 180 or something like that.  So if, the reason why I’m saying if buy your stock today, I don’t want to wake up two days from now.

John:                                                                   Bob, this is John Edmunds, for the Oak side, the nice to meet you, I can tell you from the Oak side, you know, we given guidance into our next quarter and we have not updated that guidance in the last quarter and I believe Zoran on their side have given guidance for their year and the next quarter and they haven’t updated their guidance.  And I think beyond that, we can’t really comment for you on the prognosticated future results of these two companies.

Karl:                                                                       Is there another question?

Operator:                                              Yes, sir you have a Luca Ipalido of Chesapeake Partners.

Brian:                                                                 Hi, its actually Brian Long from Chesapeake Partners.  I just hoping you could share with us a little bit of a background here, you know, how the two companies got together and specifically why you decided to do this right now?

Lecy:                                                                   I think that after the first part and Young will go later.  We decided to get together because we really think that this is fantastic combination.  As Young mentioned earlier, we have no overlap in the business itself.  We are an extremely synergistic business.  Actually, if you look at all of the possible combinations of companies in our domain, we couldn’t think of a better one.  This is a true statement for both companies.  Within, you asked how long we’ve been talking I guess or thinking about getting together, it has been taking some time.  We’ve been thinking about it on and off in the last year or so but recently with the new momentum in the HDTV market and the recordable DVD market and great momentum in the digital camera market and I think the great technology that Oak has in the imaging and the leverage in the digital camera market, it was really good and we decided, “hey, let’s go and do it.”  Then Young and I got together with our teams and everyone was excited and we moved fast and here we are.

Brian:                                                                 Okay, thank you very much.

Levy:                                                                  You’re welcome.

Operator:                                              Okay, thank you sir.  Your next question comes from Brian Alger from Pacific Growth Equities.

Brian:                                                                 Morning guys.  Congratulations.

All:                                                                             Thank you.

Brian:                                                                 Just a couple of last questions and most of them were asked and answered.  You spoke that Levy and Karl will kind of heading up the key executive positions.  Have you guys, down so far as to figure out the other management positions as we start moving down through executive and V.P. ranks?

Levy:                                                                  Yes, we have and we’ve been working on it.  But as Young said earlier, we’re going to continue with the kind with respective businesses of each company and the main management will continue to do what its doing now and in due time before the closing, we’ll be in a better position to discuss some of the details.

Brian:                                                                 Okay.  I guess, from what you guys are saying the first half accretion target for the company implies that the deal will be dilutive up until that point, is that something that we should expect to be significantly dilutive prior to that switch-over and I guess as part of that question, since I’m not as familiar with Oak, John are you comfortable with the street estimates that are out there beyond which you have for the current guidance?

John:                                                                   Well, I hesitate Brian to comment on the street guidance beyond the quarter guidance that we have given.  Obviously, if I thought it was materially out of whack, I’ll be commenting on that.  I’ll leave my comment at that for the time being.  You know, I didn’t think, as I said earlier we’ve given our guidance and we have not updated it and we would be taking this opportunity to update it if we thought we needed to.         I’m sorry.  Brian the first part of your question again?

Brian:                                                                 The first was just basically, you know, should we see this as being significantly dilutive in the fourth quarter since I’m assuming there’s going to be a late Q3 close the impact there won’t be as great.

John:                                                                   I think from Oak’s perspective or from my perspective, Brian, I would tell you that Oak is in the process of and has been in the process of reconstituting, rebuilding the company through the acquisition of TeraLogic and some of the other activities we taken this year.  So obviously, the street models anticipates a great deal of growth into the second half of this year, as that happens then the company was targeted to be profitable.  I think you see a growth in earnings coming, however, that would not overwhelm the amount of shares that would be issued in the short term.  So, in that effect it will be dilutive in the second half but as both earnings through the growth and Quattro product line and accelerating growth in the imaging business in the next year as well as the anticipated growth in the HDTV business is contributing to the company with the costs synergies we’ve outlined, I think you’ll see that this going to be accretive in the first half of ‘04.

Brian:                                                                 Okay and post-merger, are there going to be any impact on your relationship with SunPlus and any ongoing relationship with Samsung that you have with optical business that you exited.

Young:                                                         Well, I think that clearly this is a partnership that we continu to manage.  As you know, both Zoran and Oak had a relationship with Samsung, and I expect they will continue to continue, and I also believe there is strength in the relationship given both respective relationship that we have.  So actually I am not concerned about that area at all.  And I think that some cross-relationship is a good beginning for feeling out how to build a collaborative partnership.  And I believe that there is as much opportunity as anything in terms of a ongoing relationship that Oak can build.

Brian:                                                                 Okay, and just kind of a follow-up.  It seems as though most of the growth that Oak was targeting is more targeted in the 05-06 timeframe.  Is that a fair characterization that this deal isn’t so much about the short-term but the long-term prospects?

Young:                                                         Well, I think that my view is that we, we looked at a lot of options for our company to be a leadership position in the [inaudible] digital home, and we felt that by combining two companies, we can accelerate their position in this fast-growing market.  And so in that perspective, we feel real excitement around opportunities that are in front of us.  We, it will be more longer-term driven than shorter-term discussion.

John:                                                                   I think, Brian, too, if you look at the street models, for instance, clearly the street has been anticipating a good deal of revenue growth in these 03-04 timeframe for both, and particularly the 04 timeframe, for our imaging business and a near doubling of growth for the Teralogic business, both in calendar 03 and 04.  I think what you may be referring to is the earnings growth, which will lag with that, but certainly be visible and apparent as we move into the latter half of 04 and 05.

Levy:                                                                  Another point, Brian.  Actually, when you combine the two companies, and you look at the continuing growth of Zoran in our current business, and the real strong momentum that Oak is generating in the HDTV area, which we will add to it with standard resolution television.  I think you will see a continuing growth with a real acceleration and the timeframe that indeed you mentioned because what we see the markets exploding.  And Young mentioned earlier there’s a huge opportunity in the VTV area with over 300,000,000 households waiting for the transition from analog to digital, a combination of standard and high definition.  So the growth prospects are enormous.

Young:                                                         I wanted to also add to Brian, since you may not be aware or familiar with the Oak story for some of the investors out there.  One of the things that are driving with our growth is going to based on digital printing.  And we are, we have several key [inaudible] inkjet-based applications with our Quattro system on chip, and you will see several new customers coming in production the technology so I think you will see our imaging business growing and our system and chip product line RAMs.

Brian:                                                                 Great.  Thanks, guys.

Young:                                                         Thank you.

Operator:                                              Okay, thank you, sir.  Your next question from Warren Hirschman from OH Investments.

Warren:                                                     How are you?

Levy:                                                                  Fine.

Hirschman:                                    This was asked previously but I just wanted to see if you could lend a little bit more color.  I think clearly Zoran’s on an incredible world track right now and the guidance has been excellent for the next few quarters based on what’s going on with new products, DVD recordables.  Oak’s a quality company.  At the same time, I’m sure that Zoran had the opportunity to buy Teralogic which Oak bought at such a favorable price and that you did view that.  And in addition, and this was asked previously as well, the base business is interesting and diversifies you in terms of digital printing, and clearly was just mentioned in terms of new areas in printing, it’s interesting but the base business still, is a slower grower.  So I guess I see the synergy certainly from the combined company and clearly if you can cut costs, that can help you offset the dilution.  But, I know Zoran well and I don’t think Zoran would do this unless they saw a good rationale in the price because clearly the price on Oak’s been fantastic in returns to the holders recently.  And Zoran has done well as well.  I guess my question focuses on, in order to offset the dilution besides cost-cutting, does this imply that Zoran sees a big enough ramp-up in Zoran’s business and nearer, in the closer term before, you know, Teralogic becomes huge?  Where things are going better than we hope in order to offset the dilution, because otherwise, you know, a third of the company’s been given away at a price where the stock’s been a five-fold increase in Oak.  So, though I see the combined sense of it, I guess, is there more to Zoran that we don’t understand where you can help offset that in the near term?

Karl:                                                                       Well, actually, Warren, I don’t think that, you know, the nature of our business was such that we think that this, this is a significantly dilutive deal.  We were looking, I mean, as we, as we stated in our press release and on the prepared comments, we see this being accretive, you know, after this thing closes within two to three quarters, so we don’t see it as a dilutive transaction.  And, so, we just think that the expanded, diversified products and the potential growth in the markets that we play in and the AGTB market, and the DVD market, and all the markets that these companies are currently playing in, were significant enough that we should put these companies together and become a true pure place, if you want to say it, consumer digital supplier.

Operator:                                              Any additional comments from Levy?

Levy:                                                                  Ya, Warren.  A couple of comments.  First of all, we absolutely see the opportunity developing and materializing in the Oak digital television area.  Oak is the leader, the market is moving fast now, and the combination of the Oak capability, especially in the area of systems and marketing, together with Zoran standard resolution television, we think our business will actually accelerate as a result of it.  And with regard to your earlier comment that we had the opportunity to buy Teralogic and didn’t do it, well, who said we didn’t try?  Oak just was faster than us.  So, we’re excited about the opportunity now to work together with the Oak imaging group.  We really, as we’ve said several times today, we really see an opportunity to leverage this business in both directions.  And on top of it, a combination of the HDTV, TTV and the DVD, and the cameras is representing a very good opportunity and we are happy that these two companies decided to get together and enable this.  And as I said, we think this is probably the best combination you can think of in our universe.

Hirschman:                                    There’s just one additional question.  Is the deal subject to shareholder vote?

Levy:                                                                  Yes.

Hirschman:                                    Okay, thank you.

Levy:                                                                  You’re welcome.

Operator:                                              Okay, thank you, sir.  Your next question from Art Gray from Alexander Key Investments.

Gray:                                                                    You may have covered this earlier in the call.  I was on another call.  What are you seeing of SARS-related regarding any end-product manufacturing or any of your own product manufacturing, if there is any impact?

Levy:                                                                  Well, related to SARS, we discussed it a little bit on our previous conference calls, the earning conference call for Q1.  It’s an interesting, sad and interesting situation at the same time.  First of all, as we mentioned earlier, we have a strong operation in China and we are growing there very rapidly.  That enables us to operate successfully without having people travel internationally.  So our people are locally there with no need to fly engineers back and forth to support customers because we have those engineers over there.  At the same time, you can probably read in the papers there are many movie theaters in China that are empty.  People are not going to public places and what do they do?  They stay at home and one of the best things they can do is watch DVD movies.  So, so far we have not seen, other than the psychological impact, and of course, some impact on travel, but not very significant.  We have not seen any negative impact on our business.  We obtain our silicon both Oak and Zoran, we get our silicon from Taiwan and it’s usually we are drop-ship arrangement and so on.  Again, we don’t need to fly people back and forth.  So far, this is what we have seen.  I’ll ask Young if he say anything different.

Young:                                                         Well, Oak’s perspective, first wise, there’s very interesting comments about SARS that, you know, it really impacts China and greater China areas.  Actually, Oak does not have any business in China today, so most of our business is in U.S., Japan and Korea.  So we have not seen much customer impact on that sense.  What, what we don’t know is the costs over our global demand perspective, how that impact is, but I think that’s something that we have to watch and see how it develops.

Gray:                                                                    You mentioned there’s no overlap in your businesses currently, but unless you’re just going to try cut expenses through manufacturing or headquarter overlap, you mentioned some integration.  What’s the most exciting thing you see integration-wise, shorter term, mid-term, on your road map together as a company?  What do you see maybe two or three product areas that you’re most excited about from an integration standpoint?

Young:                                                         Well, maybe I can add a couple of things.  As you know, Oak has a tradition of an optical storage technology.  Some of our consumer optical technology in our offsite combined with Zoran’s ongoing DVD business, we believe we can be able to provide a better-integrated and more leading solutions going forward.  So that’s one example of potential synergy.  And then the development of standard definition TV chipset that Zoran has been working on, along with our leadership in high-definition TV and leadership customer base like Sony, RCA Thompson, Pace and Motorola and others, will help us to market our product line into the customer base.  So I think there are many opportunities in short term and long term that can help us grow as an even stronger entity in living long.  I believe there are some new product areas that we can develop.  And maybe Levy can address those comments.

Levy:                                                                  You know, it’s interesting both Oak and Zoran today are in very, very strategic boxes.  In the case of Oak, Oak is getting very rapidly into set top boxes and television, HDTV.  Zoran has a very strong position in the market, and millions, actually, approaching 50 million homes inside DVD boxes.  And you can envision that more and more functions will be added to these boxes and we are in an excellent position to help these functions in our chips, in the HDTV chips, in the standard resolution chips, in the DVD chips functions such as wireless communication between the DVD and other peripherals and for this glare on the TV.  Inside the TV, Oak is an excellent position to add in the future display capabilities.  Already Oak has its HDTV chips display functions but you can envision Oak can relatively smoothly enhance the functionality and by adding things such as graphic functions, display controls, because Oak is already there.  It’s like being inside the PC on the motherboard.  And once you’re there, you can start adding all kinds of functions to Pentium-like in the TV or DVD or camera.  Similarly, in the printers.  An excellent position in the printers market as Oak commands, and you can envision additional multi-peripheral functions, communications directly with cameras.  Later on, you can envision the cell phone printing directly in your home or in hotels and so on with the Oak software and connectivity.

Gray:                                                                    What’s Oak’s position at set top box market, market share in their particular area?

Young:                                                         Well, overall business in high-definition space is that we have about 50% market share of the emerging market today, including the TV and set top box combination.

Gray:                                                                    And who would be your competitors there?

Young:                                                         Well, our competitors would be companies like ATI and Broadcom.

Gray:                                                                    Okay.

Young:                                                         And some are captive, some or conductor companies that we actually supply to, like Sony and others.

Gray:                                                                    And you’re number one ahead of ADM Broadcom, in your mind?

Young:                                                         In fact, I would say in the TV space I think we’re the only one that are really supplying high-definition chip sets in the market, along with the captive semiconductor companies that are supplying product in the market as well.

Gray:                                                                    Okay, last, last question on HDTV.  What do you know about the standards issues that seems to be a continuing problem, last I’ve read anyway regarding a standard.  What is happening in that area?

Young:                                                         Well, I think there are, I think when you say standard, maybe there are two different regulatory decisions that are going on, and I just want to make sure that’s your comment here.  The FCC mandate that passed in August of 2002 was a very important decision.  In fact, helped us to really just push our business in this area.  Given the mandated basically by July of 2004, all of the large screen devices that are bigger than 36”, at least half of that should integrate with just their tuners built in.  Obviously, that decision is very critical in the sense that anything large screen will have, very likely having digital tuners built in and we believe a large portion of that opportunity will be part of Oak’s opportunity as well.  In addition to that, in December of 2002, there was decision on plug-and-play table agreements between consumer electronic companies and table industry service providers.  What it did was it enabled us to have a consistent plug-and-play capabilities that are agreed, therefore, the digital TVs can be able to have a part that can be able to provide digital cable capabilities in addition to other terrestrial and satellite.  So we think that’s a very good development.  I know it’s been in development for ten years, but I believe the market is moving toward digital and we think it’s going to accelerate as some of these regulatory decisions are coming together.

Operator:                                              Okay, thank you, sir.  Your next question is from Dan Skoll from Nederman Company.

Skoll:                                                                   Yes, thank you.  Again, congratulations, guys, nice deal.  I’d like to revisit a sort of previous question in terms of why now.  Levy, you answered some of that, but I was wondering if you could expand.  I mean, it would seem to me you’re entering some seasonal strength here and things could presumably be better for you in a couple of months.  Also, on the Oak-front, Young, I mean it’s not like you haven’t had a lot of strategic changes here.  I think there’s probably a lot of bankers are jealous of the amount of deals you’ve done in the last ten months here.  But why now?  What is the impetus to get this done now as opposed to say six months from now or even next year?

Young:                                                         You know, I think, Dan, you’re right.  We have looked at many strategic options and our goal is really to be a leader in the digital living room.  And when we look at their option, it was very critical for us to move quickly to consolidate and have a scale and global presence so that we can be able to achieve our mission.  And in the process, I think we have looked at all the strategic options and we felt Zoran is the most strategic partner we can think of in pursuing this mission.  And as such, we decided we had to move quickly because I believe there is no good time.  I think the good time is when you realize you have to do it, we have to figure out best way to combine and move on so that we can be able to create the synergy between two combined companies.

Skoll:                                                                   Okay, fair enough.  Also, question, will John Castro remain with the combined organization?

Young:                                                         Yes.

Levy:                                                                  Yes.

Skoll:                                                                   Thank you, good luck.

Young:                                                         You’re welcome.

Levy:                                                                  Thank you.

Operator:                                              Okay, thank you, sir.  Your next question from Mark Ort from Glazier Capital.

Ort:                                                                            Hi, a few questions about the, I guess, an assessment of the strength of the deal.  Just wanted to know what some of the conditions might be, conditions to close and if there are any walk-aways or any adjustment mechanisms to the consideration based on earnings or balance sheet line items.

Karl:                                                                       You know, Mark, as you know, these are two public companies and we, we signed a definitive merger agreement last night.  The terms of the merger agreement are fairly standard.  At this point in time, we’re not going to, until we file publicly, we’re not going to disclose the, the terms of the agreement.  You’ll see that in about five weeks, four to five weeks.

Ort:                                                                            Un huh.  So you’re not going to file a merger agreement prior to—

Karl:                                                                       Oh, the proxy.

Ort:                                                                            —the proxy.

Karl:                                                                       We will file an 8-K within 15 days, of course, with the merger agreement attached.

Ort:                                                                            Okay.

John:                                                                   And, and I will add to Karl’s comments, this is John Edmonds, by the way, that as Karl said it’s a very standard agreement.  You know, there is no walk-away per se for either side in the sense that you’re asking.  And there are the other standard provisions that would be entailed.  In fact, one of the reasons this was able to come together so quickly is that both sides could use a very standard agreement to make it happen in a short period of time.

Ort                                                                               So then there would be no adjustment to the number, the ratio of shares or the, or the amount of cash per share?

John:                                                                   No.  There’s none anticipated.

Ort:                                                                            Okay.  And finally, what percentage would be required to pass a vote and are there any insiders that are in a voting agreement and contract?

John:                                                                   Yes, there are insiders.  All of Oak management is committed to the, via a voting agreement to the merger as well as the Zoran management.  And I can tell you that, you know, there’s every reason to expect that the transaction will carry through.  I believe it’s a simple majority of the shareholders on both sides that’ll cause the transaction to take place.

Ort:                                                                            But do you know roughly what percentage of shares are owned by management that are in the agreement?

John:                                                                   I think that’s available on the existing proxies of both companies, so I hesitate to give a precise figure, but I think, you know, it’s in the probably single-digit percentages on both sides.

Ort:                                                                            Okay, thank you very much.

John:                                                                   You bet.

Host:                                                                   Okay, thank you, sir.  Your next question from Jonathan Halls from UBS.

Halls:                                                                  Yes, thank you.  Can you please give us a breakdown of Oak’s revenues between their product lines, maybe for the last four quarters, and also for the most recent quarter?

John:                                                                   I don’t know if I can give you the last four quarters right off the top of my head here, but the most recent quarter we reported $25.9 million in revenues, $4.8 million of that came from Teralogic, the HDTV business, or roughly, I believe 18%.  And the imaging business produced $12.6 million, which I believe was just a little less than 50%.  And we had during our last full quarter of operation with our optical storage business, including both the pc and consumer optical segment, which was about $8.5 million.  We closed the sale of the PC optical storage business to SunPlus, I believe, in the first few days of April.  So that, that particular business will not be continuing, but we do have a consumer optical storage outfit and do intend to continue employing this in the marketplace.

Halls:                                                                  Just so I understood that, so roughly 12.6 from imaging, 4.8 from Teralogic is what ongoing revenues Zoran is acquiring here?

John:                                                                   Yes, in general that is correct, as well as a small stream of consumer optical storage business.

Halls:                                                                  Okay.  Levy I think you mentioned accelerated integration roadmap of products.  Can you specifically discuss the DVD recorder market.  How Oak enhances your position here?

Levy:                                                                  Well, the DVD recorder market is a very exciting market.  It’s a market that will grow significantly starting now already.  Actually, we’ve been in the recordable DVD market last year with our [inaudible] chip and we’ve introduced early this year the recording chip.  And Oak is known to have very advanced front-end technology which Oak used in the past combination of [inaudible] know-how with our DVD play-back and recording capabilities can really enhance the capabilities of our product moving forward in the recordable market.  So it’s Zoran’s back-end and Oak’s front-end.  In addition to it, in some of the future set top boxes, it is expected to see in addition to the TV reception-type of function in some markets DVD play-back and DVD recording capabilities so the combination of the two could be really interesting initially with chip sets.  And in the future we can envision new chips that will be developed for that market.  And we can go on and on in other areas and give you examples of how the combination of the technologies and product roadmaps will produce new type of very competitive and compelling products on the market.

Halls:                                                                  Okay.  Can you give us a little bit of insight on how you agreed on the valuation here?  It appears to me that Zoran is seeing an acceleration in the near term of its business while to somebody just looking at the raw material here on different wire systems, it seems like Oak’s revenues have really been all over the place and I understand that they’re going through a, they just recently went through a transition and refocusing their business.  Just kind of curious, you know.  You guys are operational, profitable.  Oak doesn’t seem to be so, maybe, moving in that direction.  How, how do you reach this valuation as it appears that just on a EV sales basis?  Aren’t you paying a premium to your valuation here?

Levy:                                                                  Go ahead, Karl.  Want to have it?

Karl:                                                                       Well, there’s, there’s several things that, that the Board’s had to consider as they try to put these companies together.  And the, the most important which was the strategic nature of, of the longer-term value of the deal and basically, we came up with a, with a value that we thought would be beneficial in the long-term for the shareholders.

Halls:                                                                  Were you able to quantify that long-term value, I mean, in terms of revenues and operation profitability?  Because it doesn’t appear to be from your comments beforehand that you’ve set any kind of milestones that either company has to, has to meet.  While this deal is, you know, closing Q3 of this year, just, you know, is a matter of relative valuation here.

Karl:                                                                       Yeah, but Jonathan, as we’ve said, you know, we will give future, or guidance in the future.  We’re not going to, we’re not going to give details today.  We believe the markets the companies are playing in are growing.  We believe very strongly in the digital television market as we stated throughout this call and the markets that we’re in.  So we think it’s a good combination, and deals get done at price points that, that seem to be a strategic level for all parties concerned.  And we think this is a good deal for the shareholders as it’s put together.

Levy:                                                                  Jonathan, to add.  Obviously we’ve done a little work on this transaction and we believe that the premium and the transaction, the overall transaction, is fair both shareholders, is comparable to similar transactions in the market, and the nice thing about this transaction is the companies really understand each other’s market.  We understand the digital tv market.  Actually, we’re getting into this market with a standard resolution television.  We know the customers.  We know who the players are in the market, the competitors.  We assessed Oak’s technology very thoroughly and we believe that Oak is really gaining a momentum in this HDTV market.  We can even enhance this momentum by combining the two companies for all the reasons we mentioned earlier.  So this deal is not for, you know, one or two quarters and that’s it.  We see this as a long-term transaction building a fantastic growth, very strong business, and is as John Edmonds mentioned earlier, Oak is approaching break-even point not far from here and when you will hear in the future about the customers of Oak in the HDTV and new customers and the printers area and getting also into the higher volume type of printers or higher value per books, either you will see why we believe that we’re getting a very good value here for our shareholders.

Young:                                                         Jonathan, maybe I can just add a comment about Oak since you don’t probably have a good background on it.  First of all, I want to make sure you know our imaging printing division had been profitable and has been growing and has been very consistent.  And if you look at the, our TeraLogic business, we have guides to the markets saying it’s gonna grow 2X, double from year to year, from 2002 to 2003.  And  going over to Zoran, the problem of Oak’s revening consistency was driven by pc optical storage market, which we have divested and, therefore, we believe that equation or that area of an inconsistency is out of our equation.  However, we’ll get the benefit of technology by having an optical storage [inaudible] technology that can enable us view better, stronger product lines.  Also, if you look at our numbers, you’ll see our gross margin has been at 60% basically last quarter.  In fact, we think that we have a better profitable high gross growth margin business with a leadership customer base that is sustainable going forward.

John:                                                                   This is John Edmonds.  I’ll just add one last short comment and I think if you look at the, at the street valuations, you’ll see that on ‘04 earnings estimate, Oak is trading at a premium to Zoran’s multiple by the market as it stands now.  Having said that, I will also observe that the strength of Zoran’s business is not lost on Oak, either, as some of the previous comments bear for out.

Hall:                                                                        This is follow-up, but what was the X when you said Teralogic’s and growth 2X and 2002 to 2003?

Young:                                                         We have, we have guided market that our digital tv business will grow double from year to year, and the last year 2002 overall Teralogic business was about $18 million.

Hall:                                                                        1-8?

Young:                                                         Eighteen.

Hall:                                                                        That’s calendar, is that calendar 02?

John:                                                                   Yep, calendar 02.  Yes, I’m sorry, I think it’s [inaudible].  Maybe just July of 18, but 18.

Hall:                                                                        Okay, great.  Okay, great.  Good luck.

Karl:                                                                       Thank you.

Operator:                                              Okay, thank you, sir.  Your next question from Justin Cable from B. Reilly & Company.

Cable:                                                               Hey, good morning, guys.  I just wanted to basically, I guess, kind of suggest maybe talk about the imaging business a little bit more.  I mean, it’s pretty easy to understand why TeraLogic’s business is going to double, you know, or at least we, we expect it to double this year and probably next year as well, just based on the growth of the HDTV market, but on the imaging side, it seems like you’ve been getting a lot of questions on the growth of that business.  I know the overall imaging market is a slower grower, but I guess kind of talk about the Quattro platform and why you see pretty good visibility in that business as far as driving the growth, especially for the second half of this year and going over, you know, going through the next year and ‘04 and ‘05 and kind of talk about the longer-term target in terms of revenues for that business.

Young:                                                         Okay, maybe I’ll try to answer your question.  Well, first of all, I think that, let me talk about software business.  That business is a royalty-based business, but you will see that software royalty has been fairly consistent as the overall office market is growing, but more steady growth.  The real kick in our revenue that we expect that is coming out is really in the area of a inkjet-based system on chip product line, and I think last conference call et al., we expect there will be four customers that will be deploying, that will be using our Quattro technology to probe in the market.  And I think you will see all leadership imaging customers will use our products in their inkjet product lines or later product lines in 2004.  And that is an additional opportunity that we do not have in the prior years.  Therefore, you will see additional silicon revenues that are coming in in imaging space.

Cable:                                                               How many OEMs did you have lined up for that?

Young:                                                         Oh, at the last conference we have stated that we have over 10 design wins.  We expect four customers will be deployment, which means in production, in 2003.  And in terms of our software deployment, just so that you know, there are 136 deployments, means 136 different product lines that are generating royalty revenue for all.

Operator:                                              Okay, thank you, sir.  Thank you ladies and gentlemen.  At this time, I’d like to turn the conference back over to Mr. Gerzberg for any closing remarks.

Levy:                                                                  Well, I would like to thank everyone for joining us this morning on behalf of the Oak team and the Zoran team.  And we are extremely proud to be joining forces with Oak.  We believe this union will create a uniquely-positioned company voiced to capitalize on the ongoing growth in consumer electronics markets.  We look forward to providing you updates as we progress through the transaction and we will be available on the road show in the next few days that Young, John, Karl and myself will be on in order to make ourselves available to answer more questions.  So thank you very much and hope to hear you and see you all in the future.  Thank you.

Operator:                                              Okay, thank you, sir.  Thank you, ladies and gentlemen.  This brings your conference call to a close.  Please feel free to disconnect your lines at any time.

In connection with the proposed transaction, Zoran Corporation and Oak Technology, Inc. will file a joint proxy statement/prospectus with the Securities and Exchange Commission.  Investors and security holders are advised to read the joint proxy statement/prospectus because it will contain important information about the proposed merger.  Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and other documents filed by Zoran Corporation and Oak Technology, Inc. with the SEC at the SEC’s web site at www.sec.gov.  Copies of the joint proxy statement/prospectus (when available) and other documents filed by Zoran Corporation with the SEC may also be obtained free of charge from Zoran Corporation by directing a request to Zoran Corporation, Attention: Karl Schneider, Chief Financial Officer, (408) 919-4111.  Copies of the joint proxy statement/prospectus (when available) and other documents filed by Oak Technology, Inc. with the SEC may also be obtained free of charge from Oak Technology, Inc. by directing a request to Oak Technology, Inc., Attention: John Edmunds, Chief Financial Officer, (408) 523-6510.

Zoran and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Zoran and Oak in favor of the transaction. A list of the names of Zoran’s executive officers and directors, and a description of their respective interests in Zoran, are set forth in the proxy statement for Zoran’s 2002 Annual Meeting of Stockholders, which was filed with the SEC on April 30, 2002. Investors and security holders may obtain additional information regarding the interests of Zoran’s executive officers and directors in the transaction by reading the joint proxy statement/prospectus when it becomes available.

Oak and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Zoran and Oak in favor of the transaction. A list of the names of Oak’s executive officers and directors, and a description of their respective interests in Oak, are set forth in the proxy statement for Oak’s 2002 Annual Meeting of Stockholders, which was filed with the SEC on December 3, 2002. Investors and security holders may obtain additional information regarding the interests of Oak’s executive officers and directors in the transaction by reading the joint proxy statement/prospectus when it becomes available.